EXHIBIT 21
CDW CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation

CDW Canada, Inc.	New Brunswick

CDW Capital Corporation	Illinois

CDW Corporation	Delaware

CDW Direct, LLC	Illinois

CDW Government, Inc.	Illinois

CDW ISFC, LLC	Delaware

CDW Logistics, Inc.	Illinois

CDW SAC, Inc.	Illinois